Enclave Capital, LLC

Financial Statements

Form X-17A Part III

SEC File No 8-39592

For the Fiscal Year Ended December 31, 2025

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SEC FILE NUMBER
8-39592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Enclave Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

301 Yamato Rd Suite 2198
(No. and Street)

Boca raton	FL	33441
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Vittor	561-901-0050	gvittor@enclavecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

3/4/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Mazzeo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Enclave Capital LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Robert Mazzeo*

Title: CEO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Enclave Capital, LLC
Index to the Financial Statements
For the Year Ended December 31, 2025

Table of Contents

Page



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Enclave Capital, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Enclave Capital, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Enclave Capital, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Enclave Capital, LLC's auditor since 2017.

Hauppauge, New York
April 7, 2026

Nawrocki Smith LLP

Enclave Capital, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	487,943
Accounts receivable, net of allowance for credit losses of $6,783		241,803
Prepaid expenses		17,579
TOTAL ASSETS	$	747,325

LIABILITIES

Accounts payable and accrued expenses	$	14,235
Commissions payable		163,958
Total Liabilities		178,193
MEMBER'S EQUITY		569,132
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	747,325

The accompanying notes are an integral part of this statement.

Note 1.   Organization and Nature of Business

Enclave Capital, LLC, (the "Company") is a Delaware limited liability company formed May 26, 2005. The Company is a securities broker-dealer, registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company conducts investment banking through an advisory and private placement practice. The firm provides brokerage service to institutional investors in several developed, emerging and frontier markets through SEC Rule 15a-6.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

Note 2.   Summary of Significant Accounting Policies

a) Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Revenue Recognition

Disaggregation of Revenue

Investment banking revenue include referral fees for U.S. and foreign placements, residual capital introduction fees, capital raises, and M&A advisory fees. Other revenue includes 15a-6 chaperoning and commission fees, onboarding fees and broker vote fees.

Foreign placement fees and foreign issuer fees under 15a-6 are earned from chaperoning services for private placements in the U.S. by foreign broker dealers. Performance obligations under the contract include assisting the customer with compliance of U.S. rules and regulations, maintaining books and records, and ensuring delivery of required confirmations and records. The agreement states a set percentage of money raised. Revenue is recognized on the closing date of the transaction.

Residual Capital Introduction fees, net of expenses, consist of residuals from previously raised capital. Residual Capital Introduction revenue is paid on a quarterly basis and is recognized as income when residuals are paid.

Revenue from capital raises are recognized when a round of funding is closed. The agreement states a set percentage of money raised. Revenue is recognized on the closing date of the transaction. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory fees are earned from due diligence, which includes advising a company with respect to proposed structure, fairness opinions, assisting a company with investor meetings, presentations, and negotiating transactions. The revenue is recognized at the end of the month when the performance obligation is met, based on the services provided throughout the month

Note 2.   Summary of Significant Accounting Policies (continued)

b)   Revenue Recognition (continued)

Facility fees under Rule 15a-6 include monthly fixed fees earned by the Company for the compliance supervision of foreign individuals who require oversight while conducting securities transactions in the United States of America. The contract calls for a flat monthly fee for these services. The revenue is recognized at the end of the month and the performance obligation is met based on the services provided throughout the month.

Foreign Securities commissions under Rule 15a-6 are paid monthly. The company, via an agreement, receives a percentage of commissions generated by foreign broker dealers for supervision of trades made. The revenue is recognized and the performance obligation is met at the completion of the month

Onboarding fees include a one time fee for onboarding a new customer, which consists of due diligence, reviewing agreements, and integrating the customer into Enclave's system. Onboarding fees are recognized at the conclusion of the onboarding process.

Significant Judgments

Significant judgment may be required in determining whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on those performance obligations and contract agreements. For the year ended December 31, 2025, there were no significant judgments to disclose.

Contract Assets and Liabilities

A contract asset represents the Company's right to consideration in exchange for services that the Company has transferred to a customer when that right is conditioned on something other than the passage of time. A contract liability represents the Company's obligation to transfer services to a customer when payment is received from a customer in advance for services to be provided.

The Company's right to consideration typically becomes unconditional upon the execution of a transaction or the completion of the related service, at which time amounts are recorded as receivables. As a result, the Company generally does not record contract assets. As of December 31, 2025, the contract asset balance was $0.

Currently, the Company has three customers who pay quarterly fees in advance for chaperoning services under Rule 15a-6. Revenue is recognized at the end of each month after the services have been performed. Any balance remains as a liability on the statement of financial condition. As of December 31, 2025, the contract liability balance was $0.

c)   Accounts Receivable and Allowance for Credit Losses

Accounts receivable represent amounts due from customers based on the execution of transactions and services performed by the Company. The Company's receivables are generally short-term in nature and arise when the Company's right to consideration becomes unconditional upon execution of a transaction or completion of the related service. Payment terms are typically due within a short period following the transaction date.

Note 2.   Summary of Significant Accounting Policies (continued)

c) *Accounts Receivable and Allowance for Credit Losses (continued)*

Receivables are stated as the amounts management expects to collect. An allowance for credit losses is recorded based on a combination of historical experience, aging analysis, and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. Management has determined that receivables totaling $6,783 are uncollectable and this amount was recorded as an allowance for credit losses at December 31, 2025.

d) *Income Taxes*

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are 'more-likely-than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

For the year ended December 31, 2025, management has determined that there are no material uncertain income tax positions.

e) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3.   Cash

The Company maintains principally all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2025, the amount in excess of insured limits was approximately $171,000.

Note 4.   Commitments and Contingencies

The Company subleases office space on a month to month basis at $250 per month.

Rent expense for the year ended December 31, 2025 was $3,000.

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

Note 5.   Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

Note 6.   Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including 15a-6 chaperoning fees, placement referral fees, Capital raises, M&A advisory fees, and referral capital introduction fees. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The revenue and significant categories of expenses regularly reviewed by the CODM are summarized on the accompanying statement of income. Other segment items for the year ended December 31, 2025 are not significant.

Note 7.   Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2025 and April 7, 2026, the date the financial statements were issued, for possible disclosure and recognition in the financial statements. The evaluation did not result in any subsequent events that require adjustments. The Company has made $65,000 in distributions subsequent to December 31, 2025.